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SEC Mail Processing Section
MAR 02 2009
Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66308

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Radnor Research & Trading Company, LLC

OFFICIAL USE ONLY
43-2033544
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 King Of Prussia Road
(No. and Street)

Radnor	PA	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R James — (610) 293-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephano Slack LLC
(Name – *if individual, state last, first, middle name*)

125 Strafford Avenue	Wayne	PA	19087
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Morgan Simpson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Radnor Research + Trading Co. LLC, as of February 27th, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Morgan Simpson
Signature

President
Title

Elizabeth W. Cook
Notary Public 2/27/09

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ELIZABETH W. COOK, Notary Public
Radnor Twp., Delaware County
My Commission Expires February 22, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Members
Radnor Research & Trading Company, LLC
Radnor, Pennsylvania

We have audited the accompanying statement of financial condition of Radnor Research & Trading Company, LLC, (the "LLC") as of December 31, 2008 and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Radnor Research & Trading Company, LLC at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Stephano Slack LLC

Stephano Slack LLC

February 24, 2009
Wayne, Pennsylvania

www.stephanoslack.com

WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 + fax 610-687-0016

WEST CHESTER OFFICE
Goshen Executive Center, Suite 500B
1450 East Boot Road, West Chester, PA 19380
tel 610-696-4400 + fax 610-696-5648

RADNOR RESEARCH & TRADING COMPANY, LLC
Statement of Financial Condition
December 31, 2008

ASSETS

Cash and Cash Equivalents	$	232,635
Cash Reserved for the Exclusive Benefit of Customers Pursuant to SEC Rule 15c3-3		229,490
Receivable from Broker-Dealers and Clearing Organizations		538,492
Memberships in Exchanges Owned, at Adjusted Cost (Fair Value $1,750)		1,750
Property and Equipment, at cost, less Accumulated Depreciation of $91,183		81,363
Other Assets		37,965
TOTAL ASSETS	$	1,121,695

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts Payable and Accrued Expenses	$	411,937
Members' Equity		709,758
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,121,695

The accompanying notes are an integral part of these financial statements.

RADNOR RESEARCH & TRADING COMPANY, LLC

Statement of Income

For the Year Ended December 31, 2008

Revenues		
Commissions	$	3,236,905
Loss on Firm Securities Investment Account		(4,939)
Other Income		749,544
TOTAL REVENUES		3,981,510
Expenses		
Account Executive and Other Employee Compensation		1,499,488
Interest Expense		26
Brokerage and Clearing Expense		219,929
Communications and Data Processing		29,271
Exchange Fees		777,126
Occupancy Expense		54,283
Other Expenses		542,822
TOTAL EXPENSES		3,122,945
NET INCOME	$	858,565

The accompanying notes are an integral part of these financial statements.

RADNOR RESEARCH & TRADING COMPANY, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2008

Balance, January 1, 2008	$	950,208
Net Income		858,565
Members' Distributions		(1,099,015)
BALANCE, DECEMBER 31, 2008	$	709,758

The accompanying notes are an integral part of these financial statements.

RADNOR RESEARCH & TRADING COMPANY, LLC
Statement of Cash Flows
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 858,565	
Adjustments to Reconcile Net Income to		
Net Cash Flows Used by Operating Activities		
Depreciation	26,300	
Realized Losses on Sale of Investments	4,939	
Decrease (Increase) in Assets		
Receivable from Broker-Dealers and Clearing Organizations	(13,585)	
Memberships in Exchanges	(1,750)	
Other Assets	16,922	
Increase (Decrease) in Liabilities		
Accounts Payable and Accrued Expenses	(804,612)	
NET CASH FLOWS USED BY OPERATING ACTIVITIES		$ 86,779
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Property and Equipment	(24,935)	
Purchase of Short-Term Investments	(21,320)	
Proceeds from Sale of Long-Term Investments	16,381	
		(29,874)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' Distributions		(1,099,015)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(1,042,110)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		1,504,235
CASH AND CASH EQUIVALENTS, END OF YEAR		$ 462,125

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Organization and Nature of Business

The LLC is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange (NYSE) and the Philadelphia Stock Exchange (PHLX). The LLC is a Pennsylvania Limited Liability Company that provides brokerage services to customers who are predominately small and middle-market businesses.

NOTE 2 - Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents- The LLC considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

The LLC maintains cash balances at a financial institution. Each interest bearing account is insured by the Federal Deposit Insurance Corporation up to $250,000 and unlimited deposit insurance coverage for its non interest bearing accounts through December 31, 2009. In the normal course of business, the LLC may have deposits that exceed the insured balance in its interest bearing accounts.

Accounts Receivable - Accounts receivable are carried at cost. The LLC extends credit to its customers based upon an evaluation of customers' financial condition and credit history and generally does not require collateral to support customer receivables. The LLC does not accrue finance or interest charges. On a periodic basis, management evaluates its accounts receivable based on the history of past write-offs, collections and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted.

The LLC uses the specific write-off method to provide for doubtful accounts, since experience and management's estimation indicate an adequate allowance for such amounts is immaterial.

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Property and Equipment - Property and Equipment are recorded at cost. Depreciation is provided on the straight-line method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

The estimated useful lives for depreciation are:

Equipment	5 Years
Software	3 Years
Furniture and Fixtures	7 Years
Leasehold Improvements	15-39 Years

Long-Lived Assets - Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at lower of carrying amount or fair value less cost to sell.

Fair Value of Financial Instruments - The LLC's financial instruments consist primarily of cash and cash equivalents, receivables, securities, accounts payable and accrued expenses. The carrying values of these assets and liabilities are considered to be representative of their respective fair values.

Commissions - Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Income Taxes - The LLC does pay corporate income taxes on their taxable income. Instead, the members are liable for individual income taxes on the LLC's taxable income.

NOTE 3 - Cash and Securities Segregated Under Federal and Other Regulations

At December 31, 2008, cash of $229,490 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Cash and cash equivalents at December 31, 2008 were as follows:

Cash and Cash Equivalents	$	232,635
Cash Reserved for the Exclusive Benefit of Customers Pursuant to SEC Rule 15c3-3		229,490
TOTAL CASH AND CASH EQUIVALENTS	$	462,125

Note 4 - Receivable From Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2008 were as follows:

Deposits for Securities Borrowed/Loaned	$	371,071
Receivable from Clearing Organizations		167,421
TOTAL RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORANIZATIONS	$	538,492

NOTE 5 - Property and Equipment

Property and equipment at December 31, 2008 were as follows:

Equipment	$	112,496
Software		8,177
Furniture and Fixtures		26,053
Leasehold Improvements		25,820
TOTAL PROPERTY AND EQUIPMENT		172,546
Less: Accumulated Depreciation		91,183
NET PROPERTY AND EQUIPMENT	$	81,363

Depreciation expense for the year ended December 31, 2008 was $26,300.

NOTE 6 - Exchange Memberships

The LLC's exchange memberships, which represent ownership interests in the exchanges and provide the LLC with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There were no exchange memberships impairmented in 2008. At December 31, 2008, the fair value of exchange memberships was $1,750.

NOTE 7 - Lease Commitments

The LLC leases office space under a non-cancelable operating lease with monthly payments totaling $2,292 and expiring May 31, 2009. Rental expense for the year ended December 31, 2008 was $27,504.

The following is a schedule by years of future minimum payments for the non-cancelable operating leases described above for the year ended December 31:

2009	$ 11,460

NOTE 8 – Major Customers

During the year ended December 31, 2008, the LLC had two major customers totaling approximately 70% of total revenues.

NOTE 9 – Retirement Benefits

The LLC has a deferred compensation 401(k) plan for eligible employees. The LLC may make discretionary matching contributions. The matching contribution for the year ended December 31, 2008 was $0.

NOTE 10 - Net Capital Requirements

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the LLC had net capital of $588,680, which was $338,680 in excess of its required net capital of $250,000. The LLC's net capital ratio was 0.7 to 1.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

To the Members
Radnor Research & Trading Company, LLC
Radnor, Pennsylvania

We have audited the accompanying financial statements of Radnor Research & Trading Company, LLC as of and for the year ended December 31, 2008, and have issued our report thereon dated February 24, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephano Slack LLC

Stephano Slack LLC

February 24, 2009
Wayne, Pennsylvania

RADNOR RESEARCH & TRADING COMPANY, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

NET CAPITAL

Total Members' Equity		$ 709,758
Deductions		
Non-allowable Assets		
Memberships in Exchanges	$ 1,750	
Property and Equipment, Net	81,363	
Other Assets	37,965	
TOTAL DEDUCTIONS		121,078
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		588,680
Haircuts on Securities:		
Other Securities		0
NET CAPITAL AFTER HAIRCUTS ON SECURITIES POSITIONS		$ 588,680

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

MINIMUM NET CAPITAL REQUIRED (6 2/3% x $411,937)	$ 27,462
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER-DEALER	$ 250,000
NET CAPITAL REQUIREMENT	$ 250,000
EXCESS NET CAPITAL	$ 338,680
EXCESS NET CAPITAL AT 1000%	$ 547,486

RADNOR RESEARCH & TRADING COMPANY, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
December 31, 2008

TOTAL AGGREGATE INDEBTEDNESS	$ 411,937
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.7 to 1

RECONCILIATION WITH LLC'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2008)

NET CAPITAL, AS REPORTED IN LLC'S PART II (UNAUDITED) FOCUS REPORT	$ 593,619
AUDIT ADJUSTMENTS	
LOSS ON FIRM SECURITIES INVESTMENT ACCOUNT	(4,939)
NET CAPITAL PER ABOVE	$ 588,680

RADNOR RESEARCH & TRADING COMPANY, LLC
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

DEBITS	
Customer Debit Balances	$ 0
Failed to deliver of customers' securities not older than 30 calendar days	0
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	0
Less:	
Concentration Collateral	0
Concentration Debit	0
Gross Debits	0
Less: 1 Percent Charge	0
TOTAL DEBIT ITEMS	$ 0
CREDITS	
Free credit balances and other credit balances in customers' security accounts	$ 0
Monies borrowed collateralized by securities carried for the accounts of customers'	0
Monies payable against customers' security loaned	0
Customers' securities failed to receive	0
Credit balances in firm accounts that are attributable to principal sales to customers	0
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days	0
Market value of short security count differences over thirty calendar days old	0
Market value of short securities and credits	0
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	0
Other	0
TOTAL CREDITS ITEMS	$ 0
RESERVE COMPUTATION	
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ 0
105% OF EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	0
REQUIRED DEPOSIT	$ 0
RECONCILIATION WITH LLC'S COMPUTATION	
EXCESS AS REPORTED IN LLC'S PART II FOCUS REPORT	$ 0
AMOUNT HELD ON DEPOSIT IN "RESERVE BANK ACCOUNT"	$ 229,490

RADNOR RESEARCH & TRADING COMPANY, LLC
SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTSUNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Customers' full paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3)	$ 0
Number of Items	0
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ 0
Number of Items	0

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Members
Radnor Research & Trading Company, LLC
Radnor, Pennsylvania

In planning and performing our audit of the financial statements of Radnor Research & Trading Company, LLC (the "LLC"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the LLC's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of the LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC, including consideration of control activities for safeguard securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the LLC has responsibility are safeguarded against loss from

www.stephanoslack.com

WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 fax 610-687-0016

WEST CHESTER OFFICE
Goshen Executive Center, Suite 500B
1450 East Boot Road, West Chester, PA 19380
tel 610-696-4400 fax 610-696-5648

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, NYSE, PHLX and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephano Slack LLC

Stephano Slack LLC

February 24, 2009
Wayne, Pennsylvania

STEPHANO SLACK LLC

ACCOUNTANTS AND TAX ADVISORS

+ www.stephanoslack.com

+ WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600
fax 610-687-0016

+ WEST CHESTER OFFICE
Goshen Executive Center, Suite 500B
1450 East Boot Road
West Chester, PA 19380
tel 610-696-4400
fax 610-696-5648

RADNOR RESEARCH & TRADING COMPANY, LLC

Financial Statements

December 31, 2008